# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FTC Solar, Inc., CIK 0001828161
CUSIP: 30320C103
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 9020 N Capital of Texas Hwy, Suite I-260, Austin, Texas (TX), 78759
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-014016
Filed by CIK 0001684056

## Reporting persons
- David Springer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 921,113; shared voting power 0; sole dispositive power 921,113; shared dispositive power 0; aggregate amount beneficially owned 921,113 (7.2% of the class)

## Item 1. Issuer
Name of issuer: FTC Solar, Inc.
Address of issuer's principal executive offices: 9020 N Capital of Texas Hwy, Suite I-260 Austin, Texas 78759

## Item 2. Person Filing
Name of person filing: David Springer
Address of principal business office or, if none, residence: 9020 N Capital of Texas Hwy, Suite I-260 Austin, Texas 78759
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 921,113
Percent of class: 7.2
Sole power to vote or to direct the vote: 921,113
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 921,113
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Consists of (i) 771,132 shares of common stock held by Mr. Springer, (ii) 33,615 shares of common stock held by the ZS 2021 Trust, (iii) 33,615 shares of common stock held by the NS 2021 Trust, (iv) 33,615 shares of common stock held by the AS 2021 Trust, and (v) 49,136 shares of common stock held by the DS 2022 GRAT.

With respect to the DS 2022 GRAT, Mr. Springer (a) is the sole trustee, (b) has sole voting and dispositive power with respect to the shares held by the trust and (c) has sole power to acquire for himself any asset held in the trust, including the shares, by substituting other property of equivalent value. With respect to the ZS 2021 Trust, the NS 2021 Trust, the AS 2021 Trust and the KC 2021 Trust, Mr. Springer has sole power to acquire for himself any asset held in the trust, including the shares, by substituting other property of equivalent value.

The numbers reported in Item 6 reflect beneficial ownership of Issuer's common stock as of December 31, 2024. Effective as of November 29, 2024, the Issuer implemented a 1-for-10 reverse stock split of the Issuer's common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- David Springer: /s/ David Springer, David Springer (02/14/2025)